October 20, 2009

Mail Stop 3561

Kenneth R. Pinckard
Vice President
Studio One Media, Inc.
7650 E. Evans Road, Suite C
Scottsdale, AZ 85260

**RE: Studio One Media, Inc.**
**File No. 001-10196**
**Form 8-K: Filed August 11, 2009**

Dear Mr. Pinckard:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,


Patrick Kuhn
Staff Accountant